SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.)*

Yatsen Holding Limited

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

985194109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 985194109 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “YSG.” Each ADS represents four Class A ordinary shares of the Issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985194109

1	Name of Reporting Person Zhen Partners Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.3%(2) (or 2.0%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 222,231,601 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.0% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Zhen Partners Management (MTGP) IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.3%(2) (or 2.0%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 222,231,601 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.0% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Zhen Partners Management (TTGP) IV, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.3%(2) (or 2.0%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)

Represents 222,231,601 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.0% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Zhen Fund COV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 31,889,543 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,889,543 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,889,543 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.2%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 0.3% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Zhen Advisors Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 32,127,543 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 32,127,543 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,127,543 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.2%(2) (or 0.3%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents (i) 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC and (ii) 59,500 ADSs (representing 238,000 Class A ordinary shares) held by Zhen Advisors Ltd. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 0.3% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Zhen International Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 254,359,144 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 254,359,144 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,359,144 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.6%(2) (or 2.2%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents (i) 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC, (ii) 59,500 ADSs (representing 238,000 Class A ordinary shares) held by Zhen Advisors Ltd. and (iii) 222,231,601 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the

CUSIP No. 985194109

Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.2% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Rosy Glow Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Seychelles
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 254,359,144 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 254,359,144 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,359,144 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.6%(2) (or 2.2%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents (i) 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC, (ii) 59,500 ADSs (representing 238,000 Class A ordinary shares) held by Zhen Advisors Ltd. and (iii) 222,231,601 ordinary shares held by Zhen Partners Fund IV, L.P. Each of Zhen Partners Fund IV, L.P. and Zhen Fund COV LLC is incorporated in the Cayman Islands. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the

CUSIP No. 985194109

Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.2% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Best Belief PTC Limited as the trustee of The Best Belief Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 254,359,144 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 254,359,144 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,359,144(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.6%(2) (or 2.2%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents (i) 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC, (ii) 59,500 ADSs (representing 238,000 Class A ordinary shares) held by Zhen Advisors Ltd. and (iii) 222,231,601 ordinary shares held by Zhen Partners Fund IV, L.P. Each of Zhen Partners Fund IV, L.P. and Zhen Fund COV LLC is incorporated in the Cayman Islands. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the

CUSIP No. 985194109

Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 0.2% of the total outstanding voting power.

CUSIP No. 985194109

1	Name of Reporting Person Xu Xiaoping
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 254,359,144 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 254,359,144 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,359,144 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 9.6%(2) (or 2.2%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents (i) 31,889,543 Class A ordinary shares held by Zhen Fund COV LLC, (ii) 59,500 ADSs (representing 238,000 Class A ordinary shares) held by Zhen Advisors Ltd. and (iii) 222,231,601 ordinary shares held by Zhen Partners Fund IV, L.P. Each of Zhen Partners Fund IV, L.P. and Zhen Fund COV LLC is incorporated in the Cayman Islands. The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the

CUSIP No. 985194109

Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020. The voting power of the shares beneficially owned represented 2.2% of the total outstanding voting power.

CUSIP No. 985194109

Item 1(a).	Name of Issuer: Yatsen Holding Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i)Zhen Partners Fund IV, L.P.

(ii)Zhen Partners Management (MTGP) IV, L.P.

(iii)Zhen Partners Management (TTGP) IV, Ltd.

(iv)Zhen Fund COV LLC

(v)Zhen Advisors Ltd.

(vi)Zhen International Ltd.

(vii)Rosy Glow Holdings Limited

(viii)Best Belief PTC Limited

(ix)Xu Xiaoping

(collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i)Zhen Partners Fund IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(ii)Zhen Partners Management (MTGP) IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(iii)Zhen Partners Management (TTGP) IV, Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(iv)Zhen Fund COV LLC

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(v)Zhen Advisors Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(vi)Zhen International Ltd

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(vii)Rosy Glow Holdings Limited

Suites 103,106 & 107, Premier Building, Victoria, Mahe, Seychelles

(viii)Best Belief PTC Limited

3076 Sir Francis Drake’s Highway, P.O. Box 3463, Road Town, Tortola, British Virgin Islands

(ix)Xu Xiaoping

Flat D, 28/F, The Avenue Phase 2, 200 Queen’s Road East, Wanchai, Hong Kong

CUSIP No. 985194109

Item 2(c)

Citizenship:

Zhen Partners Fund IV, L.P. – Cayman Islands

Zhen Partners Management (MTGP) IV, L.P. – Cayman Islands

Zhen Partners Management (TTGP) IV, Ltd. – Cayman Islands

Zhen Fund COV LLC - Cayman Islands

Zhen Advisors Ltd. – Cayman Islands

Zhen International Ltd – British Virgin Islands

Rosy Glow Holdings Limited – Republic of Seychelles

Best Belief PTC Limited – British Virgin Islands

Xu Xiaoping – Canada

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
985194109

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class A Ordinary Shares(1)(3)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Zhen Partners Fund IV, L.P.(2)	222,231,601	222,231,601	222,231,601	222,231,601	13.1%	8.3%	2.0%
Zhen Partners Management (MTGP) IV, L.P.(2)	0	222,231,601	222,231,601	222,231,601	13.1%	8.3%	2.0%

CUSIP No. 985194109

Zhen Partners Management (TTGP) IV, Ltd. (2)	0	222,231,601	222,231,601	222,231,601	13.1%	8.3%	2.0%
Zhen Fund COV LLC	31,889,543	31,889,543	31,889,543	31,889,543	1.9%	1.2%	0.3%
Zhen Advisors Ltd. (2)	238,000	32,127,543	32,127,543	32,127,543	1.9%	1.2%	0.3%
Zhen International Ltd (2)	0	254,359,144	254,359,144	254,359,144	15.0%	9.6%	2.2%
Rosy Glow Holdings Limited(2)	0	254,359,144	254,359,144	254,359,144	15.0%	9.6%	2.2%
Best Belief PTC Limited(2)	0	254,359,144	254,359,144	254,359,144	15.0%	9.6%	2.2%
Xu Xiaoping(2)	0	254,359,144	254,359,144	254,359,144	15.0%	9.6%	2.2%

____________

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) directly held by the Reporting Persons as of December 31, 2020.
(2)

The manager of Zhen Fund COV LLC is Zhen Advisors Ltd., which is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Rosy Glow Holdings Limited. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiaoping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(3)

The beneficial ownership percentage is calculated based on 2,661,923,763 ordinary shares of the Issuer as a single class, being the sum of (i) 1,701,071,157 Class A ordinary shares issued and outstanding as of November 19, 2020, and (ii) 960,852,606 Class B ordinary shares issued and outstanding as of November 19, 2020, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on November 19, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:

CUSIP No. 985194109

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021

Zhen Partners Fund IV, L.P.
	By: By:	Zhen Partners Management (MTGP) IV, L.P. Zhen Partners Management (TTGP) IV, Ltd.
	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

\	Zhen Partners Management (MTGP) IV, L.P.
	By:	Zhen Partners Management (TTGP) IV, Ltd. its General Partner
	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

Zhen Partners Management (TTGP) IV, Ltd.

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

Zhen Fund COV LLC

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

Zhen Advisors Ltd.

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

Zhen International Ltd

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

\	Rosy Glow Holdings Limited

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

\	Best Belief PTC Limited

	By:	/s/ Xu Xiaoping
	Name:	Xu Xiaoping
	Title:	Authorized Signatory

Xu Xiaoping

/s/ Xu Xiaoping